SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	announcement dated December 19, 2002 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of Huachen Automotive Group Holdings Company Limited, to acquire all outstanding common shares and American Depositary Shares of the Registrant.

SIGNATURE
EXHIBIT INDEX
ANNOUNCEMENT DATED DEC 19,2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited
By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: December 19, 2002

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	announcement dated December 19, 2002 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of Huachen Automotive Group Holdings Company Limited, to acquire all outstanding common shares and American Depositary Shares of the Registrant.